April 25, 2005


Mail Stop 0409

Paul T. Robinson
Chief Financial Officer
Global Business Services, Inc.
213 South Robertson Boulevard
Beverly Hills, CA  90211

Re:	Global Business Services, Inc.
	Form 10-KSB for the year ended June 30, 2004
	Forms 10-Q for the quarters ended September 30 and December
31,
2004
      File No. 0-28587

Dear Mr. Robinson:

      We have reviewed your response letter dated March 18, 2005 and have the following additional comments. As previously stated, these comments may require amendment to the referenced filings previously filed with the Commission.

      Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-KSB

Note 1 - Summary of Significant Accounting Policies

Franchise Fee Recognition, page F-9

1. We note your response to comment 1, but your explanation still appears contradictory. You state that you recognize revenue on the sale of a franchise when all material services or conditions relating to the sale have been substantially performed. This is deemed to be when the franchise commences operations. However, you also state that revenue is recognized upon identification of an opening date, which it seems would occur prior to the commencement of operations.
Please advise us and confirm that you will clarify your disclosure in future filings.

Area Franchise Fee Recognition, page F-10

2. In your response to comment 2 you state that there are no contingencies once the area franchise agreement is executed and funds are deposited to Postal Connections. However, it appears that a significant portion of the sales price was paid through the issuance of notes receivable that were still outstanding as of June 30, 2004.
In this regard, please advise us if the collectibility of these notes receivable is reasonably assured.

Store Build-out Revenue Recognition, page F-10

3. We note your response to comment 3, but the disclosure in your 10-
KSB states that you recognize revenue from the build out of franchisee stores. In addition, it is unclear to us why you would record a receivable for funds received or a payable for the costs associated with the build out. Please advise. If you do in fact recognize revenue from the build out of franchisee stores, quantify for us the amount of build out revenue recognized during the fiscal year ended June 30, 2004.

Form 10-QSB for the quarter ended September 30, 2004

Notes to Consolidated Financial Statements

Note 2 - Convertible Note Payable and Warrants

4. EITF 98-5 states that a beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of the feature to additional paid-in capital.
We note your response to comment 5 that you have recorded the fair value, not intrinsic value, as a debt discount. We also note that additional paid-in capital has not been adjusted by this amount. In addition, you have still not addressed how you accounted for the detachable stock warrants. Please advise us in further detail of your accounting for the $160,000 convertible note payable and warrants, and revise your financial statements to comply with EITF 98-5, if material.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kristi Beshears, Staff Accountant, at (202)
824-5346 or the undersigned at (202) 824-5222 if you have questions.


						Sincerely,



Steven Jacobs
Branch Chief
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Global Business Services, Inc.
April 25, 2005
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